Simpson Thacher & Bartlett llp

425 Lexington Avenue

New York, NY 10017

telephone: +1-212-455-2000

facsimile: +1-212-455-2502

Direct Dial Number +1-212-455-2163	E-mail Address mbrod@stblaw.com

June 21, 2021

Daniel Morris

Erin Jaskot

Office of Trade & Services

Division of Corporation Finance

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nebula Caravel Acquisition Corp. - Registration Statement on Form S-4 (333-253110)

Ladies and Gentlemen:

On behalf of Nebula Caravel Acquisition Corp. (the “Company”), and in connection with the registration statement on Form S-4 (the “Registration Statement”) filed on February 12, 2021, Amendment No. 1 to the Registration Statement filed on March 29, 2021 (“Amendment No. 1”), Amendment No. 2 to the Registration Statement filed on May 20, 2021 (“Amendment No. 2”) and Amendment No. 3 to the Registration Statement filed on June 21, 2021 (“Amendment No. 3”), we are providing the following responses to the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Staff’s comments in its letter, dated June 9, 2021, relating to the Registration Statement (the “comment letter”). The Company has revised Amendment No. 3 in response to the comment letter, and to otherwise update its disclosure.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 3. Unless otherwise defined below, terms defined in Amendment No. 3 and used below shall have the meanings given to them in Amendment No. 3. The responses and information described below are based upon information provided to us by the Company.

Amended Registration Statement on Form S-4

Background of the Proposed Business Combination, page 114

1.

Refer to prior comment 4. We note your revised disclosure in the final paragraph on page 117 and reissue the comment. Please provide additional detail about what in particular Caravel considered for each of the topics discussed on December 30, 2020. As noted in the prior comment, the list of topics does not provide insight into how the discussions affected your evaluation of this target. As one example, it is unclear what was discussed with respect to lifetime value to paid customer acquisition cost ratios and whether the information was viewed as positive or negative in your decision process.

In response to the Staff’s comment, the Company has revised the disclosure on pages 115 and 116.

Recommendation of the Caravel Board, page 124

2.

In response to prior comment 7, it appears you have added disclosure stating that you considered Rover’s financial statements for the years ended December 31, 2019, and December 31, 2018. Please provide disclosure to more fully explain how the financial performance of Rover and anticipated trading scenarios were considered by the Caravel board.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 and 126.

Certain U.S. Federal Income Tax Consequences, page 154

3.

We note the tax opinion filed as Exhibit 8 is a short-form tax opinion, however your disclosure in the prospectus does not clearly opine on the material tax consequences to investors, particularly whether the merger will qualify as a tax-free reorganization under Section 368(a) and whether the redemption qualifies as a sale under Section 302. Please revise your disclosure in this section to clearly identify and articulate the opinions being rendered as to the material federal tax consequences. A description of the law is not sufficient. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please also remove language stating that this section is a “discussion” or that results will occur “assuming” certain tax consequences.

In response to the Staff’s comment, the Company has revised the disclosure on pages 153 to 158.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Cost of Revenue, page F-15

4.	We have reviewed your response to prior comment 9 and related changes to your consolidated statements of operations and footnotes. Please address each of the following:

●

In your response you state that costs that directly contribute to the generation of revenues and fulfillment of performance obligations have been classified as cost of revenue. Please clarify whether or not indirect costs of revenue have also been classified within cost of revenue.

In response to the Staff’s comment, the Company respectfully advises the Staff that all material direct and indirect costs that contribute to the generation of revenues and fulfillment of performance obligations have been classified by Rover as cost of revenue and described in the related disclosures on pages 224 and F-15.

●	It appears based on your description of service operations costs that these are a type of cost of revenue. Please revise accordingly to comply with Rule 5-03 of Regulation S-X.

In response to the Staff’s comment, the Company respectfully advises the Staff that Rover’s service operations costs are not a type of cost of revenue as they are not directly or indirectly related to the generation of revenue or fulfillment of its performance obligation.

As background, Rover’s platform service is a dual-sided online marketplace through which pet parents and pet service providers find each other, communicate directly with one another, discuss requests for pet care services at some time in the future, and then initiate, accept and pay for bookings related to the pet care services.  These activities are enabled and facilitated by Rover’s technology and driven entirely by pet service providers and pet parents both of whom are Rover’s customers without assistance or intermediation by Rover.  Similar to other online marketplaces, Rover does not accept requests from pet parents for Rover to post “jobs” or send requests to pet service providers on behalf of pet owners, or otherwise manually intermediate the arrangement of the pet services to be provided.  Rather, Rover’s online platform, enables direct communication and booking and payment capabilities between both parties, and leaves them to their own devices.  Dissimilar to a brick-and-mortar business, the independent nature of Rover’s marketplace service is such that generation of revenue and fulfillment of its performance obligation is completed through the online platform and would continue if Rover were to disband or severely reduce its services operations team.

Rover’s service operation costs primarily consist of personnel-related costs for Rover’s service operations team and third-party service providers associated with onboarding new pet service providers, quality and fraud checks of new pet service provider profiles, monitoring for risks of transactions settling off-platform, and support provided via phone, email, and chat to its pet parents and pet service providers.  This support includes assistance and responding to pet parents’ inquiries regarding the general use of Rover’s platform or how to make or modify a booking through the platform.

These services are provided to prospective and current pet parents and pet service providers during their sign-up and onboarding onto the Rover platform, before making or accepting any booking/reservation (which may or may not result in the ultimate completion of a revenue transaction) and before or after Rover has fulfilled its performance obligation.  As such, and consistent with the automated nature of Rover’s online platform service, these activities are not necessarily responsive to a specific revenue transaction and may occur without a completed revenue transaction.  These activities are not separately managed or tracked before, during, or after bookings or stays take place.

Consistent with these activities not being associated with Rover’s revenue generation, the related costs associated with these activities generally do not vary with the change in revenue transaction volume in a given reporting period, but rather vary with the number of headcount standing ready to perform such activities.  Rover believes that the presentation of these fixed costs in a separate line item provides the most useful information to its investors and insight into how management views and operates the business.

Further, Rover considered that its current presentation, which is consistent with the presentation employed by other marketplace platform companies with similar businesses, provides for comparability across such businesses and thus enhances the usefulness of its financial information for investors. Additionally, the Company respectfully advises the Staff that Rover has renamed its formerly presented “Service Operations” line item to “Operations and Support”, including in related references and disclosures, to be more consistent with the description used by other marketplace platform companies with similar businesses and in order to provide enhanced clarity of comparability across such businesses, thus enhancing the usefulness of Rover's financial information for investors.

The Company respectfully advises the Staff that Rover  has made changes to clarify the disclosures on pages 224, 228, 229, 231 and F-15 to provide clarity to the users of the financial statements.

●

Based on your response, it appears that the costs classified in your Technology line item relate to either research and development or general and administrative activities. Please tell us the amount of costs classified in this line item that relates to research and development expenses and the amount that relates to general and administrative expenses.

In response to the Staff’s comment, the Company respectfully advises the Staff that the amount of costs related to Rover’s development activities included in the historically presented “Technology” line item for the years ended December 31, 2018, 2019 and 2020, and the three months ended March 31, 2020 and 2021 were $16.4 million, $21.4 million, $21.9 million, $8.6 million and $4.3 million, respectively.  The remaining amount of costs included in the “Technology” line item, consisting of costs for technology that is used in general, administrative and other activities for the same periods were $0.5 million, $0.7 million, $0.6 million, $0.2 million and $0.1 million, respectively, which are not material to the respective periods.

●	Please disclose your total research and development costs. Refer to ASC 730-10-50-1.

In response to the Staff’s comment, the Company respectfully advises the Staff that, after further review and consideration of the nature and extent of Rover’s development costs, Rover has renamed its formerly presented “Technology” line item and related disclosures to “Product Development” for all periods presented. As the portion of costs included in the “Technology” line item that relate to general and administrative are not material, Rover believes this description provides additional clarity to the users of Rover’s financial statements of the nature of the related costs, and discloses Rover’s total costs within the scope of Subtopic 730-10 in compliance with the disclosure requirements of ASC 730-10-50-1.

●

Please explain why the amortization of your intangible assets has been classified within your depreciation and amortization line item rather than cost of revenue. We note that, depending on the period, intangible assets that you amortized included pet parent relationships, technologies, pet service provider relationships, and trade names.

In response to the Staff’s comment, the Company respectfully advises the Staff that Rover classifies the amortization expense for major classes of intangible assets in accordance with ASC 350 and Regulation S-X.  ASC 350-30-45-2 states that “the amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity.”

As disclosed in Note 2 of Rover’s consolidated financial statements, Rover has included the amortization of capitalized internal-use software related to its platform within “Cost of Revenue” in its statements of operations, consistent with Rule 5-03(b)(2), as those costs are associated with the service that Rover provides.  Considering the nature of the related assets, Rover has classified its acquired intangible asset amortization within the “Depreciation and amortization” line item, rather than the “Cost of revenue” line item, as these intangible assets are not associated with the marketplace platform service that Rover provides to customers and thus do not constitute costs of services in accordance with Rule 5-03(b)(2). These are discussed further below by type of acquired intangible asset:

o

Pet parent and pet service provider relationship intangible assets represent the existing customer base of entities acquired.  Classification of amortization of Rover’s acquired pet parent and pet service provider intangible assets within cost of revenue would not be consistent with the nature of these assets as they are not associated with Rover’s provision of marketplace services or fulfillment of its performance obligation to customers for which Rover generates revenue.

Rover’s historical acquisitions were of pet service marketplace platform companies with a similar business, a primary goal of which was to accelerate Rover’s entry into targeted geographic locations.  Absent these historical acquisitions, Rover would have targeted and obtained those and other pet parents and pet service providers as Rover platform users through extensive marketing campaigns and through incurring forms of customer acquisition costs.  Such customer acquisition costs expended outside of business combinations are, similarly, not classified as a component of cost of revenue based on their nature.

o

Technologies acquired in Rover’s historical business combinations have represented defensive assets. The acquired technologies represented the acquired marketplace platform technologies and were used for a short period of time, solely to facilitate the porting and transition of acquired pet parents and pet service providers onto Rover’s existing platform. For the remainder of the acquired technologies’ respective useful lives, these defensive assets were not used by Rover beyond being held from use by other market participants. The amortization of acquired technologies during the transition period was not material.
o

Trade names acquired in Rover’s historical business combinations are not associated with Rover’s provision of services or fulfillment of performance obligations to customers for which Rover generates revenue and thus, the classification of amortization of Rover’s acquired trade name intangible assets within cost of revenue would not be consistent with the nature of these assets. Trade names and the related amortization are not material for any of the periods presented.

The Company acknowledges that Rover may enter into additional business combinations in future periods which may result in the acquisition of intangible assets that will be used in the provision of its marketplace platform service, such as developed platform software, intellectual property or other technologies.  In that event, the related amortization of such acquired intangible assets would be classified as a component of cost of revenue. While Rover’s business combinations to-date have not included the acquisition of such intangible assets, Rover has responsively expanded its disclosures on page F-13 related to intangible assets to provide greater clarity and transparency to investors related to Rover’s policy and considerations related to amortization and Rover’s presentation in its statements of operations.

* * * * * * *

Please call me (212) 455-2163 if you wish to discuss our responses to the comment letter.

Very truly yours, /s/ Mark A. Brod
Mark A. Brod

cc:	Rufina Adams, Chief Financial Officer
Nebula Caravel Acquisition Corp.

Atif Azher
Simpson Thacher & Bartlett LLP

Michael Nordtvedt
Wilson Sonsini Goodrich & Rosati